This submission is solely to obtain a new Securities Act file number, new contract IDs, and the Form N-4 investment company type for the non-variable annuity offering (e.g., the registered indexed-linked options of the Structured Investment Option or “SIO”) under our newly acquired CIK. This is part of our transition of the SIO for Structured Capital Strategies® Income, currently registered on Form S-3, to the newly amended Form N-4 requirements tailored to register registered index-linked annuities.

Please direct any questions on this submission to Darin Smith of Equitable Financial Life Insurance Company of America at (319) 573-2676.